June 29, 2022

Re: Zentek Ltd.

We consent to the use of our reports to the shareholders of Zentek Ltd. (previously Zen Graphene Solutions Ltd.) (i) dated July 26, 2021 on the financial statements of Zentek Ltd., which comprise the statements of financial position as at March 31, 2021 and 2020, and the statements of loss and comprehensive loss, statements of cash flows and statements of changes in equity for the years then ended, and notes to the financial statements, including a summary of significant accounting policies and (ii) dated July 24, 2020 on the financial statements of Zentek Ltd., which comprise the statements of financial position as at March 31, 2020 and 2019, and the statements of loss and comprehensive loss, statements of cash flows and statements of changes in equity for the years then ended, and notes to the financial statements, including a summary of significant accounting policies, in the Annual Report on Form 40-F for the year ended March 31, 2022 to be filed by Zentek Ltd., with the Securities and Exchange Commission on EDGAR on June 29, 2022.

McGovern Hurley LLP

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